Mail Stop 4561

September 29, 2009

William W. Smith, Jr.
President and Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia, Suite 200
Aliso Viejo, CA 92656

> **Re: Smith Micro Software, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-161658**
> **Registration Statement on Form S-4**
> **File No. 333-161659**
> **Filed on September 1, 2009**

Dear Mr. Smith:

We have limited our review of the above-referenced filings to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Incorporation of Certain Documents by Reference, page 8

1.   Please revise this section and the corresponding section in the Form S-4 to incorporate by reference the Current Report on Form 8-K filed on September 14, 2009. See Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

Form S-4

General

2.   We note that in addition to registering shares of your common stock in connection with future acquisitions, you also appear to be registering the future resales of shares of common stock issued in Rule 145 transactions under this registration statement. In your response letter, please advise us of your plans for filing a prospectus that would be used for such resales. Also, please include a note to the fee table indicating that you are registering the resale of shares issued in Rule 145 transactions effected pursuant to this registration statement.

3.   We note from the disclosure in your Form 8-K filed on September 14, 2009 that you have entered into an agreement to acquire Core Mobility for $10 million in cash and 700,000 shares of your common stock. Please tell us if you intend to use any of the shares being registered in this registration statement in the acquisition of Core Mobility. If so, please provide us with a timeline of your negotiations with Core Mobility and your analysis as to whether your offer to Core Mobility preceded filing of the registration statement on September 1, 2009. If the offer followed filing of the registration statement, please amend your filing to include all the information on the proposed transaction required by Form S-4.

Item 22. Undertakings, Page II-1

4.   Amend your registration statement to include the undertakings at Item 512(g) of Regulation S-K or tell us why you believe such undertakings are not required.

        As appropriate, please amend your registration statements in response to these comments. Your responsive amendments should include marked copies of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider written requests for acceleration of the effective dates of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective dates.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Matthew Crispino at (202) 551-3456 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (213) 457-8080

William W. Smith, Jr.
Smith Micro Software, Inc.
September 29, 2009
Page 4

        Allen Z. Sussman, Esq.
        Reed Smith LLP
        Telephone: (213) 457-8000